SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

THE EARTHGRAINS COMPANY
(Name of Subject Company)

THE EARTHGRAINS COMPANY
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01
(Title of Class of Securities)

270319-10-6
(CUSIP Number of Class of Securities)

Joseph M. Noelker
Vice President, General Counsel and Corporate Secretary
The Earthgrains Company
8400 Maryland Avenue
St. Louis, MO 63105
(314) 259-7000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copy to:

Francis J. Aquila, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-4000

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities Exchange & Commission (the “Commission”) on July 3, 2001 (the “Schedule 14D-9”) by The Earthgrains Company, a Delaware corporation (“Earthgrains”). The Schedule 14D-9 relates to the offer by SLC Acquisition Corp., a Delaware corporation (“SLC”) and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation (“Sara Lee”) to purchase all outstanding shares of common stock, par value $0.01 per share of Earthgrains, including the associated rights to purchase preferred stock (the “Shares”), at $40.25 per Share net to the seller in cash, upon the terms and conditions set forth in SLC’s Offer to Purchase dated July 3, 2001 (the “Offer to Purchase”) and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule 14D-9, as applicable.

Item 8.   Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following paragraphs:

On July 31, 2001, Sara Lee issued a press release announcing the extension of the Offer until 5:00 p.m., Eastern Daylight Time, on Tuesday, August 7, 2001. The Offer was previously scheduled to expire at 12:00 midnight on July 31, 2001. The extension of the Offer was to accommodate the European Commission’s antitrust review process. The company submitted the required antitrust notification under the ECMR to the European Commission on July 5, 2001, and the applicable waiting period is due to expire on August 6, 2001. Completion of the acquisition is subject to the requisite number of shares of Earthgrains common stock being tendered and not properly withdrawn and other standard closing conditions.

As of 3:00 p.m. (EDT) on July 31, 2001, 26,172,102 Shares (including guaranteed deliveries) were validly tendered and not withdrawn, which represents approximately 61% of the outstanding Shares. The full text of the press release is filed as Exhibit 12 hereto and is incorporated herein by reference.

Item 9.   Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following exhibit:

Exhibit 12	Press Release issued by Sara Lee Corporation, dated July 31, 2001 (incorporated by reference to Exhibit (a)(10) to the Sara Lee Schedule TO filed on July 3, 2001 (as amended thereafter)).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2001

THE EARTHGRAINS COMPANY
By:	/s/ Joseph M. Noelker

	Name: Title:	Joseph M. Noelker Vice President, General Counsel and Corporate Secretary

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